Filed Pursuant To Rule 433

Dated June 10, 2010

Registration Statement No. 333-159477

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated June 10, 2010

Issuer:	Wisconsin Power and Light Company

Size:	$150,000,000

Security Type:	Debentures

Maturity Date:	June 15, 2020

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2010

Coupon:	4.60%

Price to Public:	99.833%

Yield to Maturity:	4.621%

Benchmark Treasury:	3.500% due May 15, 2020

Benchmark Treasury Yield:	3.271%

Spread to Benchmark Treasury:	+ 135 bps

Optional Redemption – Reinvestment Rate:	Make-whole call at T + 20 bps

Trade Date:	June 10, 2010

Settlement Date:	June 15, 2010 (T+3)

CUSIP:	976826 BH9

ISIN:	US976826BH94

Underwriters:	Joint Book-Running Managers RBS Securities Inc. UBS Securities LLC Barclays Capital Inc. J.P. Morgan Securities Inc. KeyBanc Capital Markets Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from RBS Securities Inc. by calling 1-866-884-2071 or from UBS Securities LLC by calling 1-877-827-6444
(ext. 561-3884).